Exhibit 99.2

China Lending Corporation Files Annual Report on Form 20-F for Fiscal 2018

BEIJING and URUMQI, China, April 29, 2019 /PRNewswire/ -- China Lending Corporation (“China Lending,” the “Company,” “we” or “our”) (NASDAQ: CLDC), a non-bank direct lending corporation servicing micro, small and medium sized enterprises currently underserved by commercial banks in China, today announced that it had filed its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended December 31, 2018 with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2019. The Annual Report, which contains the Company audited financial statements, can be accessed on the SEC’s website at http://www.sec.gov, as well as via the Company’s investor relations website at http://www.chinalending.com/a/cn/touzizheguanxi/gongsizhili/gongsizuzhijiegou/. Hard copies of the Annual Report are available, free of charge, to shareholders upon request.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region. China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-991-316-9617

Investor Relations:

Tony Tian, CFA

Weitian Group LLC

Email: ttian@weitianco.com

Phone: +1-732-910-9692